Exhibit 2.1

Share Purchase Agreement

between

SCM Microsystems, Inc.,

d/b/a Identive Group

(“Purchaser”)

on the one hand

and

Dr. George Levy, Mr. Matt McDaniel, GL Investments,

LLC, Mr. Hugo Garcia and Mr. Stan McKinney

(“Sellers”)

and

RockWest Technology Group LLC

(“Company”)

on the other hand

concerning all of the issued and outstanding membership

interests in RockWest Technology Group LLC and all of the

issued and outstanding shares of any successor entity

Table of Contents

1.	Introduction	1

2.	Definitions	2

3.	Sale and Purchase	7

4.	Purchase Price	7

5.	Conditions Precedent	8

6.	Closing	9

7.	Closing Accounts; Delivery of SCM Shares; Earn-Outs	10

8.	Sellers’ Representations and Warranties	10

9.	Purchaser’s Representations and Warranties	25

10.	Covenants	25

11.	Sellers’ Indemnification	30

12.	Miscellaneous	33

13.	Governing Law	36

14.	Dispute Resolution; Arbitration	36

List of Schedules

Schedule 2.A	Ancillary Agreements

Schedule 2.D	Disclosure Schedule

Schedule 2.E	Employees

Schedule 2.I	Inter-Company Relations

Schedule 4.3	Form of Lock-Up

Schedule 7.3	Earn-out

Schedule 8.1.7(a)	Copies of the Company Charter Documents

Schedule 8.1.7(b)	Copies of the Successor Corporation Charter Documents

Schedule 8.2.3	Losses or Profits carried forward

Schedule 8.2.11	Interests in other Business Entities

Schedule 8.3.1	Real Property

Schedule 8.5.1	Material Agreements

Schedule 8.5.6	Third Party Consents

Schedule 8.7.1	Intellectual Property

Schedule 10.7	Inter-Company Relations to be settled prior to Closing

Schedule 10.8	Transition Services

Share Purchase Agreement

THIS SHARE PURCHASE AGREEMENT is made and entered into as of March 30, 2010 by and among:

SCM Microsystems, Inc., d/b/a Identive Group, a Delaware corporation, having its principal place of business at 1900-B Carnegie Ave., Santa Ana, CA 92705, with Primary Standard Industrial Classification Code Number 3577 and I.R.S. Employer Identification No. 77-0444317 (the “Purchaser”),

and

Dr. George Levy of 2495 23rd St., Boulder, CO 80304, USA

Mr. Matt McDaniel of 10719 Tennyson Way, Westminster, CO 80031, USA

Mr. Hugo Garcia of 5201 Calenda Dr., Woodland Hills, CA 91367, USA

Mr. Stan McKinney of 1410 S Holguin Way, Chandler, AZ 85286, USA; and

GL Investments, LLC, a Nevada limited liability company, 6820 N Broadway, Denver, CO 80021, USA (“GL Investments”)

(collectively referred to as the “Sellers”),

and

RockWest Technology Group LLC, a Nevada limited liability company, having its principal place of business at 6820 N Broadway, Denver, CO 80021, USA with Primary Standard Industrial Classification Code Number 3557 and I.R.S. Employer Identification No. 20-0507938 (including the Successor Corporation (as defined below) and any other successor entity, the “Company”).

The Purchaser, the Sellers and the Company are each individually referred to as a “Party” and collectively as the “Parties”.

1.	Introduction

1.1	The Sellers are the holders of the all of the Membership Interests (as defined below) in the Company.

1.2	The Company is engaged in the Business (as defined below).

1.3	Prior to the Closing (as defined herein), (i) the Company will convert from a Nevada limited liability company to a Delaware corporation (the “Successor Corporation”) and the Successor Corporation shall have succeeded to and been assigned all of the rights, privileges, powers, assets and obligations of the Company (the “Corporate Conversion”), (ii) as a result of the Corporate Conversion, all of the Membership Interests (including the Warrant and any other rights to acquire Membership Interests) in the Company will be exchanged for shares of capital stock of the Successor Corporation, (iii) GL Investments will distribute or otherwise transfer all of its right, title and interest in and to the Membership Interests in the Company and/or Shares (as defined herein), as the case may be, to Dr. George Levy and Mr. Matt McDaniel in accordance with their respective interests in GL Investments, and (iv) the Company, to the extent legally entitled to do so, will distribute the aggregate amount of up to one hundred and sixty thousand dollars ($160,000.00) to the Sellers in accordance with their respective interests in the Company. The transactions contemplated by clauses (i) through (iv) above are referred to as the “Pre-Closing Formation Transactions.” As a result of the Pre-Closing Formation Transactions, the Sellers will be the holders of all of the Shares (as defined herein).

1.4	The Sellers are desirous of selling to the Purchaser and the Purchaser is desirous of purchasing from the Sellers, subject to the terms and conditions contained herein, the Shares (as defined herein).

1.5	In view of the foregoing the Parties agree as follows:

2.	Definitions

In this Agreement, the following terms shall have the following meanings, which shall be equally applicable to the singular and plural forms of such terms:

“Accounting Principles”	means US GAAP, applied with the same assumptions and methods as in previous years and applied on a consistent basis.

“Accounts Receivable”	means as of any time all accounts receivable, trade debtors, unbilled invoices and other debts whatsoever owed by any Person to the Company (whether or not due or recorded in the books or records of the Company), including any security or other collateral relating to such debts, but excluding debts supported by notes and other negotiable paper.

“Affiliate”	of any Person means, from time to time, (i) any other Person directly or indirectly controlled by or under common control of such first-mentioned Person or (ii) any other legal Person(s) directly or indirectly controlling or jointly controlling such first-mentioned Person (whereby “control” means the possession, directly or indirectly, of the power to direct or influence the direction of the management or policies of a Person, whether through ownership or otherwise).

“Agreement”	means this Share Purchase Agreement, including all schedules hereto, as it or they may be amended from time to time in accordance with Section 12.6.

“Ancillary Agreements”	means the agreements listed in Schedule 2.A.

“Business”	means all past, current or planned, affairs, businesses and practices of the Company.

“Business Day”	means a day, other than a Saturday or Sunday, on which banks in California are generally open for banking business.

“Business Know-How”	means all confidential information in any nature or form, including trade secrets, data, formulas, experience, technology, techniques, technical or commercial know-how, information related to hardware and software, drawings, customer lists and other information relating to customers, and all other sensitive information relating the Company or the Business.

“Business Permits”	means the permits, licenses, consents and authorizations by any Governmental Entity required to carry on the Business.

“Closing”	means the completion of the events set forth in Section 6.

“Closing Accounts”	means the Closing Profit and Loss Account and the Closing Balance Sheet.

“Closing Balance Sheet”	means the balance sheet of the Company as at the close of business on the Closing Date, such balance sheet to be prepared and delivered in accordance with the Accounting Principles and the provisions of Section 7.

“Closing Date”	means the date and time as of which the Closing actually takes place.

“Closing Profit and Loss Account”	means the profit and loss account of the Company as from October 31, 2009 up to the close of business on the Closing Date, such account to be prepared and delivered in accordance with the Accounting Principles and the provisions of Section 7.

“Contract”	means any contract, agreement, obligation, undertaking or other commitment to which the Company is a party to or bound by, whether written or oral, or implicit or explicit.

“Disclosure Schedule”	means the schedule prepared by the Sellers and attached hereto as Schedule 2.D, in which schedule separate and specific disclosures to individual representations and warranties in Section 8, identified by individual section numbers, has been set forth by the Sellers.

“Due Diligence Completion Date”	means February 19, 2010.

“Employees”	means all the employees of the Company, as listed in Schedule 2.E.

“Encumbrance”	means any title defect, mortgage, security interest, lien, pledge, claim, objection, charge, condition, restriction or any other encumbrance or other third party right of any nature whatsoever.

“Financial Statements”	means the unaudited financial statements, including the unaudited balance sheets, profit and loss accounts of the Company, as of October 31, 2009 and the unaudited balance sheets of the Company as of January 29, 2010.

“GAAP”	means the generally accepted accounting policies, practices, procedures, rules, methods and principles used in the United States of America, including all requirements and principles established by financial accounting standards boards in the United States of America.

“Governmental Entity”	means any governmental or municipal authority, domestic or foreign, or any entity or Person exercising executive, legislative, judicial, regulatory or administrative functions of government, including any subdivision or agency or instrumentality thereof.

“Hazardous Substances”	means any pollutant, contaminant, waste or chemical or any toxic or otherwise hazardous substance, waste or material, or any substance or other material or article (whether solids, liquids or gases) having any constituent elements displaying any of the foregoing characteristics and any substance, waste or material which is regulated by, or form the basis of liability under, any environmental laws or regulations, or any other material or substance which may constitute a health, safety or environmental hazard, risk or exposure to any animal, plant, organism, Person, property or natural resource.

“Intellectual Property”	means patents, trademarks, service marks, designs, utility models, copyrights, business names, domain names, E-mail addresses, logotypes, designs, computer software, rights in databases and any other similar rights in any country or jurisdiction (whether or not any such right is registered or register able, and including applications for registration of any such right) and all rights under licenses, consents, order and statutes, including any rights relating to past infringements of any of the rights above.

“Inter-Company Relations”	means the agreements and arrangements between the Sellers or their Affiliates or any Person related to any of them, on the one hand, and the Company, on the other hand as set out in Schedule 2.I.

“Losses”	means all direct, indirect or consequential losses, claims, deficits, damages, penalties, fines, costs, liabilities and expenses (including attorney’s fees) incurred by any of the Purchaser, its Affiliates or the Company.

“Material Adverse Effect”	means any material adverse effect on the condition (financial or otherwise), business, assets or properties, liabilities, results of operations or prospects of the Company.

“Material Agreement”	means each Contract, except those for the sale or purchase of assets or property or supply or purchase of services for a consideration of less than USD 100,000 per annum.

“Membership Interests”	means any and all of the equity, profits, participation or other interests (including the Warrant and any other rights to acquire interests or otherwise participate or be a member) in the Company.

“Person”	means any individual, corporation, partnership, limited liability company, association, trust, organization, Governmental Entity or other entity or natural or legal person.

“Real Property”	means all real property or other premises owned, leased, occupied or otherwise used by the Company, including any installations and improvements.

“Records”	means all books, files and records (including computerized records and any associated software and documentation), including customer lists, supplier lists, books, files, and records in respect of sales and marketing, products and Intellectual Property.

“Remedial Action”	means any action or measure taken (i) to monitor, investigate, clean-up, remove, remedy, prevent, hinder, counteract or otherwise address any Hazardous Substances or any other substance, or any damage, exposure or nuisance to people’s health, safety or welfare or to natural resources, plants, biota or the environment or (ii) to cause the Company, the Business or the Real Property to comply with environmental laws or environmental permits.

“SCM Shares”	means shares of the common stock, par value $0.001 per share, of Purchaser.

“Sellers’ Knowledge”	or any similar statement, shall include the knowledge of any director, employee, officer or representative of the Sellers or its Affiliates and shall be deemed to include an additional statement that the statement has been made after due and diligent enquiry with the directors, employees, officers and representatives of the Company.

“Shares”	means all of the shares of the capital stock (including rights to acquire shares of capital stock) of, and any Membership Interests or other interests in, the Company or the Successor Corporation.

“Signing Date”	means the date of this Agreement.

“Tax”	means, wherever arising, all direct and indirect taxes, charges, fees, duties and other assessments imposed by any Governmental Entity, including income (whether actual or deemed), sales, use, transfer, stamp, transaction, real estate, investment, value added, withholding, employment, asset holding, registration, preliminary and deferred tax and social security fees, together with any interest, penalties, residual tax charges, additions to tax or any other additional amount imposed by any Governmental Entity.

“Tax Return”	means any return, declaration, report, claim for refund or information statement relating to Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Warrant”	means the Warrant Certificate, dated January 1, 2004, between the Company and GL Investments relating to the Membership Interests.

3.	Sale and Purchase

3.1	Subject to the terms and conditions set forth in this Agreement, at the Closing the Sellers shall sell and transfer full ownership of, and all right, title and interest in and to, the Shares free from any and all Encumbrances to the Purchaser and the Purchaser shall purchase and accept the transfer of full ownership of, and all right, title and interest in and to, the Shares free from any and all Encumbrances from the Sellers.

3.2	The Purchaser shall be entitled to benefit from all rights connected to the Shares as from Closing Date and shall, subject to all applicable statutes, be entitled to receive all profits of the current business year of the Company and of the previous business years of the Company (in case there has not been a distribution of these profits).

4.	Purchase Price

4.1	The aggregate purchase price, which in addition to the obligations of Purchaser hereunder shall constitute the consideration for the Shares and the obligations of the Sellers hereunder, shall consist of two million six hundred thousand (2,600,000) SCM Shares (the “Purchase Price”).

4.2	The Purchase Price shall be allocated among the Sellers as follows:

Name	Percentage
Dr. George Levy:	26.42%
Mr. Matt McDaniel:	23.92%
Mr. Hugo Garcia:	31.04%
Mr. Stan McKinney:	18.62%
GL Investments LLC	0.00%

4.3	The number of SCM Shares constituting the Purchase Price to be issued and delivered to each Seller shall be determined by multiplying (a) two million six hundred thousand (2,600,000) by (b) the percentage set forth in Section 4.2 above for the applicable Seller, in each case rounded down to the nearest whole share. No fractional SCM Shares shall be issued. Any and all SCM Shares issued to the Sellers in the context of this Article 4 shall be subject to a 24 month lock-up from the Closing Date substantially in the form of Schedule 4.3 (the “Lock-Up”). The SCM Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. Until the SCM Shares are so registered, they may be transferred only in transactions that are exempt from registration under the Securities Act and the applicable securities laws of any other jurisdiction. The certificates representing the SCM Shares will bear legends referring to the foregoing restrictions.

4.4	After the expiration of the Lock-Up and to the extent that the Sellers cannot sell the SCM Shares issued to them pursuant to this Agreement without registration under the Securities Act pursuant to Rule 144 or another applicable exemption, Purchaser agrees to take all reasonable steps necessary so that such SCM Shares are treated no differently with respect to transfers than any other SCM Shares outstanding as of the Closing Date.

5.	Conditions Precedent

5.1	At the Purchaser’s sole option, the obligation of the Purchaser to proceed to the Closing shall be conditional upon any or each of the following:

5.1.1	All of the representations and warranties of the Sellers contained herein shall be true and correct on and as at the Signing Date and the Closing Date.

5.1.2	No Material Adverse Effect shall have occurred.

5.1.3	The Sellers and the Company shall have performed all covenants and other obligations required to be performed by them or it on or prior to the Closing.

5.1.4	No litigation, action, suit or other proceeding shall be pending or threatened against the Sellers, the Purchaser or the Company at the Closing Date where an unfavorable judgment, decree or order would prevent or make unlawful the carrying out of the transactions contemplated in this Agreement or which, in the reasonable opinion of the Purchaser, would make consummation of the transactions contemplated in this Agreement inadvisable.

5.1.5	The Company shall have completed each of the Pre-Closing Formation Transactions in a manner and structure acceptable to Purchaser and the Successor Corporation shall have executed and become a party to this Agreement and delivered it executed signature page to Purchaser.

5.1.6	The board of directors of the Purchaser shall have approved this Agreement.

5.2	This Agreement and the transactions contemplated hereby may be terminated by the Purchaser, if the conditions precedent in Section 5.1 have not been fulfilled, or waived by the Purchaser, on or before June 30, 2010, in which case, subject to Section 5.3, all obligations of the Parties under this Agreement shall terminate without further liability whatsoever of any Party to the other, and each Party will pay all its own costs and expenses.

5.3

If this Agreement is terminated by the Purchaser pursuant to Section 5.2 as a result of (i) the failure by the Sellers or the Company to fulfill a condition precedent set forth in Section 5.1, (ii) the failure of the Sellers or the Company to perform a covenant or another obligation contained in this Agreement, or (iii) the breach by the Sellers or the Company of any representation or warranty contained in this Agreement, the Sellers shall be fully liable for all Losses incurred or suffered by the Purchaser as a result of that failure or breach. The provisions of Sections 10.3 (Announcements), Section 11 (Seller’s Indemnification), Section 12 (Miscellaneous), 13 (Governing Law) and 14 (Dispute Resolution) shall survive any termination of this Agreement.

6.	Closing

6.1	The Closing shall take place on (i) the later of (a) March 31, 2010 or five (5) Business Days following the fulfillment or waiver of the conditions precedent set forth in Sections 5.1.3 and 5.1.5 (provided that all the other conditions precedent set forth in Section 5.1 are fulfilled as of such date) or (ii) such other Business Day as the Parties may agree, at the offices of Gibson, Dunn & Crutcher LLP, 555 Mission Street, Suite 3000, San Francisco, CA 95105.

6.2	At the Closing, the following events shall take place:

6.2.1	The Ancillary Agreements shall be duly executed and delivered by the parties thereto.

6.2.2	The Sellers shall each individually have entered into an employment agreement with the Company acceptable to the Purchaser.

6.2.3	The Sellers shall each individually have entered into and delivered to the Purchaser a Lock-Up substantially in the form of Schedule 4.3.

6.2.4	The Sellers shall cause the Company to appoint 2 individuals appointed by Purchaser to the board of directors of the Company and issue powers of attorney enabling the Persons appointed by the Purchaser to sign for and on behalf of the Company.

6.2.5	The Sellers shall deliver to the Purchaser the share certificates evidencing the Shares, duly endorsed in favor of the Purchaser, accompanied by fully executed and appropriate stock powers.

6.2.6	The Sellers shall procure that the Company enters the Purchaser as owner of the Shares in the share register of the Company.

6.2.7

The Sellers will deliver to the Purchaser (a) a certificate, in form and substance acceptable to Purchaser, executed by each of the Sellers and dated as of the Closing Date, confirming that all of the conditions set forth in Section 5.1 have been satisfied and are true and correct as of the Closing Date; (b) a certificate, in form and substance acceptable to Purchaser, executed by the secretary of the Company and each of the Sellers and dated as of the Closing Date, certifying as to certain matters, including (i) the resolutions adopted by the Company’s members and board of directors authorizing the Pre-Closing Formation Transactions and the other transactions contemplated by this Agreement and the

Ancillary Agreements and (ii) Charter Documents of the Company as in effect on the Signing Date and the Closing Date; and (c) a long form good standing certificate for the Company from the Secretary of State of the State of Nevada dated as of a date no more that 5 days prior to the Closing Date.

6.3	For the avoidance of doubt, the Closing has not occurred unless all the above actions in Section 6.2 have been duly consummated or waived. All such actions shall be deemed to occur simultaneously and no such actions shall be deemed to have occurred until they have been duly consummated or waived.

7.	Closing Accounts; Delivery of SCM Shares; Earn-Outs

7.1	Within twenty (20) Business Days following the Closing Date, the Sellers shall provide to the Purchaser the Closing Accounts and a separate certificate signed by Sellers certifying such Closing Accounts. The Closing Accounts shall be prepared in accordance with the Accounting Principles and in accordance with US GAAP.

7.2	Delivery of Certificates for SCM Shares

Within ten (10) Business Days following the delivery by Sellers to Purchaser of the Closing Accounts, Purchaser shall cause to be issued and delivered to each Seller a certificate(s) representing the SCM Shares to which such Seller is entitled or otherwise make available in book entry the SCM Shares to which such Seller is entitled, in each case as calculated in accordance with Article 4, in the name designated by such Seller.

7.3	Earn-Out

In case the conditions of Schedule 7.3 for the remittance of an earn-out are met, then each of the Sellers shall be individually entitled to receive an earn-out in accordance with the terms laid down in Schedule 7.3.

8.	Sellers’ Representations and Warranties

Subject only to the disclosures that have been specifically set forth in the Disclosure Schedule and made in relation to individual representations and warranties identified by individual section number, the Sellers represents and warrants, unless any specific date has been specified below in Section 8, on and as at the Signing Date and on and as at the Closing Date, as follows:

8.1	Corporate and Capacity

8.1.1	The Sellers and Company have, and the Successor Corporation will have, full rights, power and authority to execute and deliver this Agreement and each other document or instrument delivered in connection herewith and to perform and consummate the Pre-Closing Formation Transactions, the sale of the Shares and other transactions contemplated in this Agreement.

8.1.2	This Agreement and any other documents or instruments executed and delivered by the Sellers, the Company and the Successor Corporation in connection with this Agreement and the Pre-Closing Formation Transactions have been, or when executed and delivered will be, duly authorized and constitute binding obligations of, and are enforceable against, the Sellers, the Company and the Successor Corporation in accordance with their respective terms.

8.1.3	The execution of this Agreement, the consummation of the Pre-Closing Formation Transactions and the other transactions contemplated herein and the fulfillment of the terms hereof will not:

8.1.3.1	Result in a breach of any judgment, decree, order or approval of any court or Governmental Entity applicable to the Company, the Successor Corporation or any of the Sellers, or of any applicable law or regulation or of the Charter Documents (as defined in Section 8.1.7 below).

8.1.3.2	Result in the creation or imposition of any Encumbrance upon the assets or properties of the Company or the Successor Corporation or relating to the Business.

8.1.3.3	Result in any termination or change in terms or conditions of, or rights or obligations under, any permit or approval of any Governmental Entity applicable to the Company, the Successor Corporation or the Sellers.

8.1.4	The Shares constitute the entire issued share capital of the Company and after the Pre-Closing Formation Transactions will constitute the entire issued share capital of the Successor Corporation. The Shares are legally and validly issued and fully paid up, and have not been issued in violation of any pre-emption or any other rights. The Sellers lawfully own, and have good and transferable title to, their respective Shares. The Shares are free and clear of any Encumbrances.

8.1.5	The Company does not have, and the Successor Corporation will not have, any outstanding shares or other equity or debt securities of any kind, other than the Shares, and there are no subscription, option or conversion rights or any other agreements or arrangements outstanding obliging the Company or the Successor Corporation to issue any such securities or any agreement or arrangement which gives any Person the right to acquire shares or securities in the Company or the Successor Corporation.

8.1.6

The Company is, and the Successor Corporation will be, duly organized and validly existing under the laws of its place of organization or incorporation and the Company has, and the Successor Corporation will have, full corporate power and all licenses, permits and authorizations necessary to carry on its business as now conducted and to own, lease and operate all of the assets and properties used in connection therewith. As a result of the Pre-Closing Formation Transactions, the Successor Corporation will succeed to and be assigned all of the rights, privileges, powers, assets and obligations of the Company.

8.1.7	Copies of (a) the Company’s Limited Liability Company Charter, Operating Agreement, minute book and share register (“Company Charter Documents”) as at the Signing Date are enclosed as Schedule 8.1.7(a), which copies are true and complete and fully and completely set forth all actions taken and/or required to be recorded therein at the date hereof, and (b) the Successor Corporation’s Certificate of Incorporation, Bylaws, minute book and share register (“Successor Corporation Charter Documents” and together with the Company Charter Documents, the “Charter Documents”) as at the Closing Date will be enclosed as Schedule 8.1.7(b), which copies are true and complete and fully and completely set forth all actions taken and/or required to be recorded therein at the Closing Date.

8.1.8	The Company has not given, and the Successor Corporation will not give, any power of attorney or other authority (express, implied or ostensible), to any Person to enter into any contract or commitment on its behalf other than to its employees to enter into routine trading contracts in the normal course of their duties.

8.1.9	Each Seller understands and agrees that the SCM Shares will not be registered under the Securities Act or the securities laws of any other jurisdiction and until they are so registered, such shares may be transferred only in transactions that are exempt from registration under the Securities Act and the applicable securities laws of any other jurisdiction. Each Seller is acquiring the SCM Shares solely for the purpose of investment for its own account and not with a view to, or for offer or sale in connection with, any distribution thereof. Each Seller is aware that the SCM Shares will be subject to certain restrictions on transfer (including pursuant to the Lock-Up) and that the certificates representing the SCM Shares will bear legends referring to the foregoing restrictions.

8.2	Financial

8.2.1	To Sellers’ Knowledge, the (i) Financial Statements and (ii) Closing Accounts provided under Section 7:

8.2.1.1	have been prepared in accordance with and comply with the Accounting Principles, applicable law and GAAP;

8.2.1.2	fully provide a correct, up-to-date, true, fair and complete picture of the consolidated and the individual assets and properties, liabilities, cash-flows, revenues, expenditures, financial situation and profitability of the operations of the Company;

8.2.1.3	except as expressly set forth in such accounts, have not been affected by any (i) extraordinary item, (ii) item affecting comparability, (iii) revaluation, reclassification or appreciation of any asset or property, (iv) capital gain, (v) overpriced sale or other revenue, (vi) under-priced expenditure or other cost, or (vii) cancellation of depreciation;

8.2.1.4	contain adequate provisions for warranty claims; and

8.2.1.5	have been prepared in such way that all Tax-wise permitted write-offs have been made and all legally permitted accruals have been set aside.

8.2.2	To Sellers’ Knowledge, there are no liabilities of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable, known or unknown, and there are no existing conditions, situations or set of circumstances which could reasonably be expected to result in such liabilities, other than liabilities reflected in the balance sheet included in the Financial Statements.

8.2.3	All of the losses or profits carried forward of the Company have been listed in Schedule 8.2.3. All such losses or profits carried forward are valid and, in case of losses carried forward, can be utilized for Tax deduction purposes.

8.2.4	The working capital set forth in the Financial Statements and the Closing Accounts is satisfactory and at normal level.

8.2.5	The Financial Statements and the Closing Accounts contain sufficient provisions for any pension liability, severance payments for employees and severance indemnities for agents, which is not funded, and the Company has duly and regularly accrued on a yearly basis, in respect of the period up to and including the Closing Date the severance indemnities related to the Employees.

8.2.6	The Company has not received any unconditional or conditional shareholders’ contributions or any equity or other capital contributions of any nature that may involve any repayment obligations of the Company.

8.2.7	The Company has full and exclusive title to all assets and properties reflected in the balance sheet included in the Financial Statements or otherwise owned by the Company, and such assets and properties are not the subject of any Encumbrances.

8.2.8	During the period from the adoption of the Financial Statements to the Signing Date, (a) the Business has been conducted in the ordinary and usual course, consistent with past practices with a view to maintaining the Business as a going concern and (b) there has not, with respect to the Company or the Business, occurred or arisen:

(i)	any Material Adverse Effect;

(ii)	any obligations, commitments or liabilities, liquidated or unliquidated, contingent or otherwise, except obligations, commitments and liabilities arising in the ordinary course of business consistent with past practices and which are not material;

(iii)	any amendment or termination of any Material Agreement, or any agreement to amend or terminate any Material Agreement, save in the ordinary course of business consistent with past practices;

(iv)	any extraordinary event or any extraordinary loss suffered or any waiver of any debts, claims, rights under any Material Agreement;

(v)	any damage, destruction, or loss or any other event or condition, whether covered by insurance or not, materially and adversely affecting the properties of the Company or the Business;

(vi)	any sale, assignment, transfer, pledge, lease or other disposal or Encumbrances in respect of or on any material individual asset or property of the Business;

(vii)	any increase in the rates of compensation (including bonuses) payable or to become payable to any officer, employee, agent, independent contractor or consultant, other than increases made in the ordinary course of business consistent with past practices;

(viii)	any change of accounting methods, principles or practices;

(ix)	any material investment in fixed assets or properties;

(x)	any extraordinary income, revaluation of assets or properties, capital gains or overpriced sales or other revenues, under-priced expenditures or other costs or cancellation of depreciation;

(xi)	any dividends or interim dividends declared or paid or any other payment, transfer or distribution of any asset or property (including any sales or other transfers at an undervalue and any purchases at an overvalue);

(xii)	any management fee or other compensation (including bonuses) paid or payable to the Sellers or its Affiliates or any Person related to the Sellers (except for customary salary payments) or any other extraordinary payments made or becoming payable;

(xiii)	any action, event or condition that would have constituted a breach of any of the provisions of Section 10.6; or

(xiv)	any agreement, arrangement or commitment by the Sellers or the Company to do any of the foregoing.

8.2.9	To Sellers’ Knowledge, all Accounts Receivable are bona fide, good and collectible, without any set off, counterclaim, restriction or Encumbrance, and will be fully collectible and fully paid up on the later of (i) the date each account receivable falls due or (ii) the date falling six (6) months after the Closing Date.

8.2.10	To Sellers’ Knowledge, the Company makes and keeps accurate books and records of the Business reflecting its assets and properties, revenues, expenditure and liabilities and those books and records have been duly transferred and made permanently available to the Purchaser.

8.2.11	Except as described on Schedule 8.2.11, the Company has not any interest in any other business entity or association or carries on, or has agreed to carry on, business in partnership or business as an equity participant in a joint venture or any other legal Person with any other Person.

8.2.12	All inventory items existing at the date hereof or on the Closing Date are or will then be of a quality and quantity saleable in the ordinary course of business of the Company at profit margins consistent with their experience in prior years and reflect the normal inventory valuation policies of the Company consistent with past practices.

8.2.13	All liquid assets and properties, including bank accounts and cash of the Business, are, following Closing, available, free and clear of any Encumbrance and without withholding or deduction for any Taxes or other charges.

8.2.14	Neither the profits nor the financial position of the Company during the last three (3) years has been affected by any Contract which was not of an entirely arm’s length nature.

8.3	Real Property

8.3.1	Schedule 8.3.1 contains a complete list of the lease agreements of all leased Real Property. The Company never owned any real property since its foundation.

8.3.2	No Real Property is the subject of any complaint or notice of violation of any applicable zoning or building regulations or environmental laws, regulations, permits, licenses or other authorizations, and no such violation is known to exist. There are no zoning or building regulations, environmental laws, regulations permits, licenses or authorizations or any other restrictions or circumstances of whatever nature as regards use or occupancy, which is likely to preclude or impair or adversely affect the use or occupancy of any Real Property after the date hereof and after the Closing Date for the purposes for which they are presently used and/or the permitted use under zoning or building regulations, environmental laws, regulations, permits, licenses or other authorizations. No Real Property is, in whole or in part, leased to any Person.

8.4	Assets

8.4.1	All items of machinery, equipment and any other tangible assets owned, leased or used by the Company is available to use for the benefit of the Company, and is in good operating condition and repair, subject only to ordinary wear and tear, which is not such as to affect adversely the operation of the Company, and all such assets are free and clear of any Encumbrances.

8.4.2	The Company owns and has good and marketable title to each item referred to above.

8.5	Contracts

8.5.1	All Material Agreements, including but not limited to any and all Contracts with agents (the “Agency Agreements”), are listed in Schedule 8.5.1.

8.5.2	To Sellers’ Knowledge, the Company has performed and duly and timely taken all actions necessary to enable it to perform when due all obligations under the Contracts and all Contracts are in full force and effect, valid and enforceable in accordance with their written terms.

8.5.3	To Sellers’ Knowledge, all Contracts are consistent with (i) fair market terms, conditions and prices, (ii) applicable laws and regulations and (iii) past practices of the Business.

8.5.4	To Sellers’ Knowledge, the Company is not, nor has been, in default under any provision of any Contract and no event has occurred or will occur which – but for the passage of time or giving of notice – would constitute such a default.

8.5.5

The execution of this Agreement, the consummation of the Pre-Closing Formation Transactions and the other transactions provided for herein, or the fulfillment of the terms hereof will not (i) result in a breach of any of the terms and provisions of, or constitute a default under or conflict with, any Contract, (ii) result in any Contracts not being renewed in connection with ordinary renewals thereof, (iii) give any other party the right to terminate or cancel, or change, in any way which is adverse to the Company, the terms or conditions of any Contract, or (iv) result in any acceleration of any right or obligation, or in a loss of any benefit, of the Company under any Contract.

8.5.6	Except as described on Schedule 8.5.6, no Contract contains a provision requiring the consent of a party in the event of a change in control or ownership of the other party or the payment of any premium or penalty in connection with prepayment or other early performance.

8.5.7	No notice of termination of any Contract has been given, and, to the Sellers’ Knowledge, no party intends to terminate any Contract.

8.5.8	Prices and payment terms on all Contracts, including order backlog and purchase orders, which are presently outstanding have been entered into by the Company on a basis consistent with its prior practice.

8.5.9	Other than on a basis consistent with its prior practice, the Company has not granted or offered any warranties or similar undertakings for goods and/or services manufactured, rendered or sold.

8.6	Insurance

8.6.1	To Sellers’ Knowledge, the Business and all the assets and properties of the Company of an insurable nature are duly and fully insured, by insurance policies held by the Company, against fire, accidents, product and general liability, use and occupancy and other insurable events, occurrences or risks with reputable and sound insurers covering such Business and assets and properties in amounts and against such losses and risks as are maintained by reputable and prudent companies engaged in comparable businesses. Valid policies for such insurance are and will duly be in force for at least three (3) Business Days after the Closing Date.

8.6.2	To Sellers’ Knowledge, the Company is in compliance with all terms and conditions contained in all relevant insurance policies and nothing has been done or omitted to be done by any Person which would make any policy or insurance void or voidable, or which may involve any reduction or mitigation of any insurance proceeds under any policy or insurance.

8.7	Intellectual Property and Business Know-How

8.7.1

Schedule 8.7.1 contains a complete and correct list of all registered Intellectual Property and Business Know-How and Intellectual Property and Business Know-How which has been applied for registration in the name of the Company. The Company owns and holds the exclusive right, title and unrestricted interest in all Intellectual Property and Business Know-How which is used by the Company, or which is used or proposed to be used in, or necessary for, the Business. No such Intellectual Property and Business Know-How is subject to any Encumbrances, and no such Intellectual Property and Business Know-How is wholly or partially owned, held or controlled by any other Person other than the Company.

8.7.2	To Sellers’ Knowledge, claims or circumstances, which could lead to claims, in connection with employee inventions do not exist.

8.7.3	To Sellers’ Knowledge, the Company has not been, nor is, in breach of any Contract relating to Intellectual Property or Business Know-How.

8.7.4	To Sellers’ Knowledge, the Company has not granted nor is obliged to grant, any Person any right or license to use any Intellectual Property or Business Know-How which is used by the Company, or which is used or proposed to be used in, or is necessary for, the Business.

8.7.5	To Sellers’ Knowledge, there has been no, and there is no, infringement by the Company of any Intellectual Property and Business Know-How of any Person and no claim, action, suit or proceeding pertaining to Intellectual Property or Business Know-How relating to the Business exists or is threatening.

8.7.6	To Sellers’ Knowledge, there has been no, and there is no, infringement by any Person of any Intellectual Property or Business Know-How belonging to the Company or which is used or proposed to be used in, or necessary for, the Business. The Company has not made, intended to make or intends to make any claim, whether for infringement, damages or otherwise, to any Person regarding the use of Intellectual Property and Business Know-How, nor does any valid basis exist for such claims.

8.7.7	The registrations and registration applications of all Intellectual Property and Business Know-How which is used by the Company, or used or proposed to be used in, or necessary for, the Business and which is subject to registration are valid, subsisting, and are not withdrawn, cancelled or abandoned, and all applicable application fees and renewal fees have been paid, and all other actions and measures required to maintain or protect any such Intellectual Property or Business Know-How have been duly and timely taken.

8.7.8	To Sellers’ Knowledge, the Intellectual Property and Business Know-How which is used by the Company, or used or proposed to be used in, or is necessary for, the Business is and has been duly properly protected against access and use by all unauthorized Persons and the Company is not obliged to disclose any such Intellectual Property or Business Know-How to any Person, and, there is not and has never been any unauthorized use of any such Intellectual Property or Business Know-How.

8.7.9	The Intellectual Property and Business Know-How, which is used in the Business has been documented in sufficient detail to enable a reasonably competent person to understand and benefit from such Intellectual Property and Business Know-How.

8.7.10	To Sellers’ Knowledge, the Company has not granted formal or informal consent to any Person to use or register any Intellectual Property or Business Know-How nor, to the Sellers’ Knowledge, has any Person used or is intending to use, any Intellectual Property which might be confused with any Intellectual Property which is used by the Company or which is used in or necessary for the Business.

8.7.11	To Sellers’ Knowledge, when computer software is used in the Business, the Company has sole possession of the source code thereto and has not granted any rights whatsoever in or over the source code(s) to any Person.

8.8	Business

8.8.1	To Sellers’ Knowledge, the Company is conducting and has at all times conducted the Business in accordance with, and has complied with, all applicable laws and regulations (including environmental) and is not a party to or subject to any judgment, decree or order or has entered in or is a party to any suit or proceedings brought by any third party enjoining or otherwise restraining or restricting the Company with respect to the Business. There is no controversy or investigation pending or, to Sellers’ Knowledge, threatened with respect to the Business by any third party.

8.8.2	To Sellers’ Knowledge, the Company has developed and has at their free disposal drawings and other documentation, manuals, service and maintenance instructions in respect of all machines and products used, produced and sold by the Company, and, as regards products produced or sold, such documentation has been translated into the official languages used in each country where the products are and have been sold.

8.8.3	The Company is not a party to or bound by any Contract, which limits the freedom of the Company to compete in any line of business or with any Person or to conduct business with any Person or to freely use any information in its possession.

8.8.4	The Company has (i) no outstanding offers which are capable of binding acceptance by any Person, except for such offers made in the ordinary course of business consistent with past practices, and (ii) is not bound by any Contract which cannot readily be fulfilled or performed on time.

8.8.5	All documents of the Company such as, but not limited to, minutes of the board of directors’ meetings and shareholders’ meetings, Contracts, permits and licenses exist and are safely kept and are correct, and all registrations and applications related thereto have been fulfilled, and all applicable fees have been paid.

8.8.6	No subsidies, Tax reductions, financial grants or assistance will affect the Business or the Company subsequent to the Closing Date and the Purchaser or the Company will not be required to repay any such subsidy, grant or assistance. The Company has complied with all conditions for any such subsidy, financial grant or assistance and no repayment obligation exists, nor is any additional investment required to comply with such subsidies, grants or assistance nor will any such subsidy, grant or assistance be liable to be repaid or reduced solely as a result of the Pre-Closing Formation Transactions or the transactions under this Agreement.

8.8.7	All the records and systems (including but not limited to computer systems) and all data and information of the Company are recorded, stored, maintained, operated or otherwise held exclusively by the Company and are not wholly or partly dependent on any facilities or means which are not under the exclusive ownership and control of the Company.

8.8.8	To Sellers’ Knowledge, neither the Sellers nor any of its Affiliates nor any director, officer, or other employee of the Sellers or its Affiliates, nor any relatives of any of the foregoing, owns, directly or indirectly, individually or collectively, any financial interest in, or is a director, officer, customer or employee of, any Person which is involved in a business similar or competitive to the Business or which is a customer, consultant or supplier to the Company.

8.9	Officers and Employees

8.9.1	Schedule 2.E sets forth (i) the names, positions, salaries and other material contractual benefits and terms, including periods of notice of all Employees, and (ii) all loans and guarantees to any Employee by the Company, the Sellers or any of its Affiliates.

8.9.2	There are no employees employed by the Company except for those Employees listed in Schedule 2.E and the Company has not any obligation, by law or otherwise, to employ or re-employ any individual, including any former employee of the Company.

8.9.3	No Employee has given or been given notice of termination of employment, and, to the Sellers’ Knowledge, no Employee has the intention to leave his/her employment.

8.9.4

Except as disclosed in Schedule 2.E there are no collective bargaining agreements relevant to the Company, or works agreements, deferred compensation agreements, executive compensation, incentive bonus or other bonus, pension, profit sharing, severance pay, retirement plans, life, health, disability or accident insurance, vacation or other employee benefit plan, stock option, stock purchase or other agreements or arrangements presently in force with respect to any Employee. For the past three (3) years prior to the Closing Date, no business unit of the Company has been subject to restructuring measures.

8.9.5	Except for the salary and benefits set forth in Schedule 2.E, the Company has no outstanding obligations towards any director, officer or Employee or former director, officer or Employee.

8.9.6	To Sellers’ Knowledge, all regulations, terms and standards regarding works safety have been fully observed by the Company. Inspections have not resulted in any objections.

8.9.7	The consummation of the Pre-Closing Formation Transactions and the other transactions contemplated in this Agreement will not (i) entitle any Employee to any payment or (ii) entitle any such Employee to terminate, shorten or otherwise change the terms of his or her employment.

8.9.8	No Employee has any pension benefits or similar rights other than as provided under law.

8.10	Litigation and Investigations

8.10.1	There is no suit, administrative, arbitration or other legal proceedings or investigations (including employment related disputes) by any Person pending or threatened against the Company or its businesses, assets or properties, and there are no such suits or proceedings pending or, to Sellers’ Knowledge, threatened by the Company against any Person and to the Sellers’ Knowledge there are no circumstances likely to give rise to the same.

8.10.2	The Company is not, nor has been, subject to, or is in default with respect to, any order, judgment, injunction, decree or other award made by any arbitral tribunal or Person.

8.11	Compliance

8.11.1	All necessary Business Permits, environmental permits and other permits and authorizations have been obtained by the Company to enable it to carry on the Business and all such Business Permits, environmental permits and other permits and authorizations are valid and subsisting and there are no circumstances which may lead to a revocation, modification or renewal of any of such Business Permits, environmental permits and other permits and authorizations. To Sellers’ Knowledge, the Company has complied with and is in all respects in compliance with all Business Permits, environmental permits and other permits and authorizations and no improper gratuities have been granted or received.

8.11.2	To Sellers’ Knowledge, the Company has not done or omitted to do any act or thing which is in breach of, or contrary to, any law, regulation, judgment or order to which the Company is subject. No injunctions, cautions or remarks by any Governmental Entity have been directed towards or issued to the Company and there are no outstanding orders, decrees, judgments or remarks by any Governmental Entity in respect of the Company.

8.11.3	The Company has never been subject to any insolvency, liquidation, bankruptcy or similar proceedings.

8.12	Taxes and Other Charges

8.12.1	To Sellers’ Knowledge, the Company will not be subject to any Tax, social security, insurance, penalties, pensions and other similar costs, relating to the period prior to the Closing Date other than those for which full reserves have been made in the Financial Statements and the Closing Accounts and those accrued and paid in the ordinary course of business from the date of the adoption of the Financial Statements and until Closing Date.

8.12.2	All Tax Returns and other returns and reports required to be filed by the Company have been duly and timely filed with the appropriate Governmental Entities and, to Sellers’ Knowledge, such Tax Returns are true, correct and complete.

8.12.3	There has not been any audit, inquiry or investigation by any Person relating to Tax with respect to the Company, and no such audits, inquiries or investigations are pending.

8.12.4	All Tax assessed and due by the Company has, where applicable, been fully paid, and, for all Tax assessed but not due by the Company, full reserves therefore have been made on the books of the Company.

8.12.5	To Sellers’ Knowledge, no deficiency in payment of Tax in respect of the period up to and including the Closing Date has been, is or will be claimed or made by any Tax authority for any year or part of a year in respect of the Company.

8.12.6	To Sellers’ Knowledge, all amounts required to be paid by the Company for the purpose of Tax, social security, insurance, pensions and other similar costs or benefits relating to employees have been duly and timely paid and all amounts required to be deducted from moneys paid to employees for the purposes of Tax, social security, insurance, pensions and other similar costs or benefits relating to employees have been deducted and have been paid to the appropriate Governmental Entity, and there is no dispute on any issue in respect of any deduction or payment.

8.13	Products and Services

8.13.1	To Sellers’ Knowledge, each of the products and services produced, sold or provided by the Company or in connection with the Business, has been, and is, in compliance with all applicable laws and regulations.

8.13.2	There are no warranty or product liability claims pending or, to Sellers’ Knowledge, threatened with respect to any products or services sold, produced or provided by the Company or in connection with the Business, and, to the Sellers’ Knowledge, there are no such circumstances likely to give rise to the same. No product recall or warning measures with regard to any safety defects or products developed, produced, sold, marketed or distributed by the Company or in connection with the Business appear to be necessary in order to avoid risks for life, health or property or are requested by the competent Governmental Entities.

8.14	Intermediaries

No broker, finder, advisor or intermediary will be entitled to any fee, commission or other payment of any nature from the Company in connection with the Pre-Closing Formation Transactions or the other transactions contemplated in this Agreement or the consummation thereof.

8.15	Environment

8.15.1	There are no circumstances (including the transactions contemplated in this Agreement) which may lead to any environmental permit, license or other authorization being revoked, not renewed or changed in a way that could adversely affect (economically or otherwise) the activities of the Company.

8.15.2	The Company has not received any notification from any Person with respect to any non-compliance or violation of any environmental permits, licenses and other authorizations or any applicable environmental laws and regulations.

8.15.3	To Sellers’ Knowledge, all assets and properties of the Company (including Real Property) are free from any Hazardous Substances or any other substance which will or may require Remedial Action or cause any claims for damages or otherwise under any environmental laws.

8.15.4	To Sellers’ Knowledge, no activity carried out by the Company has caused pollution or contamination of land or water areas or buildings or installations that may in any way entail any liability for damages for the Company or otherwise under any environmental laws or any obligations for the Company to take or compensate for Remedial Action.

8.15.5	The Company has not by contract or otherwise undertaken or accepted or otherwise conceded to any liability for contamination or Hazardous Substances or Remedial Action. The Company has not received notice of and is not subject to any environmentally related claims for damages or any compensation or orders or other instructions or requests by any Person for Remedial Action, nor may any such claims, requests, orders or instructions be expected.

8.15.6	There are no actions, orders, claims, investigations or other proceedings under environmental laws or regulations or environmental permits, licenses or other authorizations outstanding, being taken, made, pending or, to Sellers’ Knowledge, threatened in connection with the operations, assets or properties of the Company.

8.16	Inter-Company Relations

There are no agreements or arrangements of any kind whatsoever between the Sellers or its Affiliates or any Person related to any of them, on the one hand, and the Company, on the other hand other than the Inter-Company Relations.

8.17	Information

8.17.1	To Sellers’ Knowledge, no representation or warranty herein, and no document heretofore or hereafter provided to the Purchaser by or on behalf of the Sellers or the Company, contain any untrue statement of fact or has omitted to state a fact necessary to make the statements contained herein or therein not misleading.

8.17.2	To the Sellers’ Knowledge, there are no facts or circumstances relating to the Business which have not been disclosed to the Purchaser and which could reasonably have been expected to influence the decision of the Purchaser to purchase the Shares on the terms contained in this Agreement, or which may have a Material Adverse Effect.

8.17.3	The warranties and representations given above shall be separate and independent. No representation or warranty of the Sellers set forth in this Agreement shall be deemed waived or otherwise affected by any commercial or financial analysis, or any inquiry or investigation which Purchaser, its advisors, auditors or representatives may make with respect to the Company or the Business. Such exclusions and limitations can only be made in the Disclosure Schedule.

8.18	Absence of Certain Changes or Events

8.18.1	Since the Due Diligence Completion Date (a) the Company has conducted its Business only in the ordinary and usual course, consistent with past practices with a view to maintaining the Business as a going concern; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect; (c) there has not, with respect to the Company or the Business, occurred or arisen any of the events described in Section 8.2.8; and (d) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 10.6.

9.	Purchaser’s Representations and Warranties

The Purchaser represents and warrants as per Signing Date and as per Closing Date, as follows:

9.1	The Purchaser is a corporation duly organized and in good standing under the laws of the State of Delaware.

9.2	The Purchaser has full corporate power and authority to execute and deliver this Agreement and each other document delivered in connection herewith and to consummate the transactions contemplated in this Agreement.

9.3	This Agreement and other documents executed and delivered by the Purchaser in connection with this Agreement have been duly authorized and constitute binding obligations, and are enforceable against, the Purchaser in accordance with their respective terms.

10.	Covenants

10.1	Best Efforts

Subject to the terms and conditions of this Agreement, each Party will use its best commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, including the Sellers causing the Company to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

10.2	Regulatory Approvals

The Parties shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Entity is required in connection with the consummation of the transactions contemplated by this Agreement, and in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

10.3	Announcements

No announcement concerning the transactions contemplated in this Agreement or any ancillary matter shall be made by the Sellers, without the prior written consent of the Purchaser, provided that nothing herein shall prevent either Party from making, in consultation with the other Party, any announcement or filing required by any law or regulations or by the rules and regulations of any stock exchange on which it is listed.

10.4	Access to Information

10.4.1	From the Signing Date and through the Closing, the Sellers will give, and cause the Company to give, the Purchaser, its counsel, advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and to the books and records of the Sellers relating to the Company, and furnish, and will cause the Company to furnish, to the Purchaser, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company as those persons may reasonably request and instruct the employees, counsel and financial advisors of the Sellers or the Company to cooperate with the Purchaser in its investigation of the Company. Any investigation pursuant to this Section 10.4.1 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Sellers or the Company.

10.4.2	On and after the Closing Date, the Sellers will promptly give to the Purchaser and its agents reasonable access to books of account, financial and other records (including, without limitation, accountant’s work papers), information, employees and auditors of the Sellers and its Affiliates to the extent necessary or useful for the Purchaser in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Company. Any access pursuant to this Section 10.4.2 shall not interfere unreasonably with the conduct of the business of the Sellers or its Affiliates.

10.5	Conduct of the Sellers

The Sellers will neither take nor omit to take any action (or agree thereto) that would make any representation or warranty of the Sellers under this Agreement inaccurate in any respect. The Sellers shall promptly notify the Purchaser in writing of any variances from the Sellers’s representations and warranties in Section 8 above.

10.6	Business Operation

10.6.1	During the period between the Signing Date and through the Closing Date, the Company and the Sellers:

(i)	shall cause the Business to be conducted diligently and in the ordinary course consistent with past practice and shall procure that no Material Adverse Effect occur;

(ii)	shall maintain and preserve the Company’s business organization intact and, to the extent within the control of the Company, maintain and preserve the Company’s business relationships with third parties;

(iii)	shall obtain the Purchaser’s prior approval before making any decisions in any matter of importance to the Business;

(iv)	shall procure that the Company does not enter into any Contract or other transaction, except in the ordinary course of business consistent with past practice;

(v)	shall procure that the Company does not amend or terminate any Material Agreement, or that any agreement to amend or terminate any Material Agreement is made save in the ordinary course of business consistent with past practices;

(vi)	shall procure that the Company does not borrow any additional funds from financial institutions or other external sources, other than under those facilities existing at the Signing Date and required in the ordinary course of business consistent with past practice;

(vii)	shall procure that there is no adoption or changes in the articles of association of the Company, without the prior written consent of the Purchaser;

(viii)	shall procure that the Company does not merge or consolidate with any other Person (other than pursuant to the Pre-Closing Formation Transactions) or acquires a material amount of assets or properties from any other Person;

(ix)	shall procure that the Company does not sell, lease, license or otherwise dispose of any asset or property, except pursuant to existing Contracts in the ordinary course of business consistent with past practice;

(x)	shall, to the extent within the control of the Company, procure that no damage, destruction, or loss or any other event or condition, whether covered by insurance or not, materially and adversely affecting any asset or property or the Business occur;

(xi)	shall procure that the Company does not make any change of accounting methods, principles or practices;

(xii)	shall procure that the Company does not make any material investment in fixed assets or properties;

(xiii)	shall procure that no extraordinary income, revaluation of assets or properties, capital gains or overpriced sales or other revenues, under-priced expenditures or other costs or cancellation of depreciation occur;

(xiv)	shall procure that the Company does not change the terms of employment of, or dismiss or give notice of termination to, any Employee of the Company;

(xv)	shall procure that the Company does not declare or pay any dividend or make any other distribution to its shareholders, or acquire, purchase or redeem any of its capital of stock; and

(xvi)	shall procure that the Company does not pay or make payable any management fee or other compensation (including bonuses) to the Sellers or its Affiliates or any Person related to the Sellers (except for customary salary payments) or pay or make payable any other extraordinary payments;

(xvii)	shall, to the extent within the control of the Company, procure that no action, event or condition that would have constituted a breach of any of the provisions of this Section 10.6 shall occur; and

(xviii)	shall not do or agree or commit to do and shall procure that the Company does not agree or commit to any of the foregoing, without the prior written consent of the Purchaser.

10.6.2	During the period between the Signing Date and through the Closing, the Sellers will not, and will not permit the Company to, take or agree or commit to take any action that would make any representation or warranty of the Sellers hereunder inaccurate in any respect at, or as of any time prior to, the Closing Date or to omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

10.7	Inter-Company Relations

The Inter-Company Relations specified in Schedule 10.7 shall be settled prior to Closing.

10.8	Transition Services

The Sellers shall procure that the Business is provided with those transition services that are specified in Schedule 10.8.

10.9	Non-competition

10.9.1	From the Closing Date and for a period of five (5) years thereafter, the Sellers respectively agree not to engage or prepare to engage, directly or indirectly, as a principal or for their own account, or solely or jointly with others, or as holders of any shares or business interest in any Person, in any business or activity which competes with the Business.

10.9.2	From the Closing Date and for a period of five (5) years thereafter, the Sellers agree to procure that none of their Affiliates or any Person that is, has been or will be an Affiliate of the Sellers, but ceases to be such an Affiliate, engages or prepares to engages, directly or indirectly, as a principal or for its own account, or solely or jointly with others, or as holder of any shares or business interest in any Person, in any business or activity which competes with the Business.

10.9.3	Each Seller agrees that any breach of the covenants in Sections 10.9.1 or 10.9.2, would cause immediate and irreparable harm and damage to Purchaser, for which monetary relief would be inadequate or extremely difficult to ascertain. Accordingly, in case of any breach of the covenants in Sections 10.9.1 or 10.9.2, in addition to any other relief (including interim and permanent injunctive relief or other appropriate form of equitable relief) that may be available to the Purchaser, the Seller causing the breach shall pay to the Purchaser in liquidated damages an amount of USD 500,000 for each breach of such covenants.

10.9.4	The Sellers shall not be deemed to have breached the non-competition covenant in Section 10.9.1 or 10.9.2 if the Sellers or any of its Affiliates as a financial investment acquires less than a five (5) per cent ownership of the shares of a publicly traded Person.

10.10	Non-Employment

10.10.1	From the Signing Date and for a period of five (5) years after the Closing Date, each of the Sellers undertakes to refrain from employing, offering or negotiating employment with or enticing away, or receiving or accepting the performance of services by, any of the Employees, unless specifically agreed to in writing by Purchaser.

10.10.2	From the Signing Date and for a period of five (5) years after the Closing Date the Sellers shall procure that each of its Affiliates and all other Persons that are, will be or have been Affiliates of the Sellers but have ceased to be such Affiliates refrains from employing, offering or negotiating employment with, enticing away, or receiving or accepting the performance of services by, any of the Employees.

10.10.3	Each Seller agrees that any breach of the covenants in Sections 10.10.1 or 10.10.2, would cause immediate and irreparable harm and damage to Purchaser, for which monetary relief would be inadequate or extremely difficult to ascertain. Accordingly, in case of any breach of the covenants in Sections 10.10.1 or 10.10.2, in addition to any other relief (including interim and permanent injunctive relief or other appropriate form of equitable relief) that may be available to the Purchaser, Seller causing the breach shall pay to the Purchaser in liquidated damages an amount of USD 500,000 for each breach for such covenants.

10.11	Confidentiality

After the Closing, the Sellers and each of its Affiliates shall, and shall use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents and other representatives to, hold in confidence (unless compelled to disclose by requirements of law) and not use in any manner any confidential documents or other information concerning the Business or the Company (including Intellectual Property and Business Know-How), provided that these restrictions shall not apply to any information that the Sellers can conclusively show to have been at the time of disclosure or use (i) in the public domain, by publication or otherwise, except by violation of this Agreement on behalf of the Sellers or its Affiliates or their respective representatives or (ii) furnished to the Sellers after disclosure by a third party without any obligation of confidentiality or restriction on disclosure, provided that such information was not directly or indirectly received from the Company.

11.	Sellers’ Indemnification

11.1	General Indemnification

The Sellers shall indemnify and hold the Purchaser harmless from and against all Losses resulting from, arising out of or relating to any misrepresentation, breach of representation or warranty or breach or non-fulfillment of a covenant or any other breach of this Agreement on the part of the Sellers, the Company or any of their respective Affiliates.

11.2	Specific Indemnification

11.2.1	Pre-Closing Tax

The Sellers shall indemnify and hold harmless the Purchaser, its Affiliates and the Company from and against all Tax, and all Losses resulting from, arising out of or relating to Tax, to the extent such Tax or Losses arise from, are attributable to or related to any Tax period ending on or before the Closing Date or, with respect to any Tax period that commences before the Closing Date but ends after the Closing Date, the portion of such Tax or Losses period up to and including the Closing Date.

11.2.2	Environmental Liabilities

From and after the Closing Date, the Sellers shall indemnify and hold harmless the Purchaser, its Affiliates and the Company from and against all Losses and all liabilities of any nature (whether actual, accrued, contingent, absolute, determined, determinable, known or unknown or otherwise), resulting from, arising out of or relating to the Business or the Company, or any property owned, leased, operated by the Company or used in the Business, or any activities (including offsite disposal) or operations occurring or conducted at any Real Property, to the extent such Losses or liabilities result from, arise out of or relate to (i) any environmental permits, licenses and other authorizations or any applicable environmental laws and regulations or any presence, exposure, use, release, threatened release, disposal, storage, transportation, migration or generation of any Hazardous Substance and (ii) actions or exposures occurring or conditions existing on or prior to the Closing Date.

11.2.3	Warranty Claims

The Sellers shall from and after the Closing Date promptly indemnify and hold harmless the Purchaser and its Affiliates on a USD by USD basis for any and all Losses resulting from, arising out of or relating to warranty claims relating to the Business.

11.2.4	Activities prior to Closing Date

The Sellers shall indemnify and hold harmless the Purchaser, its Affiliates and the Company from and against all Losses and all liabilities of any nature (whether actual, accrued, contingent, absolute, determined, determinable, known or unknown or otherwise), resulting from, arising out of or relating to (i) any trailing liabilities from product supply agreements entered into prior to the Closing Date; or (ii) claims by any present or former employee of the Company in respect of or in relation to the period prior to and ending on the Closing Date.

11.3	Limitations

11.3.1	Any claim by the Purchaser under this Section 11 shall be made not later than two (2) years from the Closing Date, provided that such limit in time shall not apply to claims:

11.3.1.1	for breach of any representation and warranty contained in Section 8.15 (Environment), which shall be made not later than three (3) months after the final expiration of all applicable statutes of limitations with respect to any Losses, claims or liabilities relating to such representations and warranties (giving effect to any waiver, mitigation or extension thereof).

11.3.1.2	for breach of any representation and warranty contained in Section 8.12 (Taxes), which may be made until three (3) months after the final expiration of all applicable statutes of limitations with respect to any Losses, claims or liabilities relating to such representations and warranties (giving effect to any waiver, mitigation or extension thereof).

11.3.1.3	for breach of any representation and warranty contained in Sections 8.1.1-8.1.8 (Corporate) and 8.3 (Real Property), for which no time limit shall exist;

11.3.1.4	for breach or non-fulfillment of any covenant in this Agreement or any other breach of this Agreement (other than the representations and warranties), for which no time limit shall exist; and

11.3.1.5	pursuant to Section 11.2 (Specific Indemnification), for which no time limit shall exist.

11.3.2	The Purchaser shall only be indemnified under the provisions of this Section 11 if the aggregate amount of the Losses equals or exceeds an amount of USD 30,000, provided that the Purchaser shall be entitled to be indemnified for the full amount of the Losses if and when the Losses equal or exceed such amount, and that such limitation in amount shall not apply to:

11.3.2.1	breach of any representation and warranty contained in Sections 8.1.1-8.1.8 (Corporate), 8.2 (Financial), 8.5 (Contracts), 8.9 (Officers and Employees), 8.12 (Taxes) and 8.15 (Environment);

11.3.2.2	breach or non-fulfillment of any covenant in this Agreement or any other breach of this Agreement (other than representation and warranties); and

11.3.2.3	claims pursuant to Section 11.2 (Specific Indemnification).

11.3.3	The Sellers’s liability under this Section 11 shall in no circumstance exceed an amount equivalent to 50% of the Purchase Price, provided that no such limitation in amount shall apply to:

11.3.3.1	breach of any representation and warranty contained in Sections 8.1.1-8.1.8 (Corporate), 8.12 (Taxes) and 8.15 (Environment);

11.3.3.2	breach or non-fulfillment of any covenant in this Agreement or any other breach of this Agreement (other than the representations and warranties); and

11.3.3.3	claims pursuant to Section 11.2 (Specific Indemnification).

11.4	Certain claims

The Sellers undertake not to make any claim against the Company, or against any director or employee of the Company, regarding any matter, on which the Sellers may have relied when entering into this Agreement.

11.5	Miscellaneous

11.5.1	Any compensation for Losses shall, at the discretion of the Purchaser, be paid to the Purchaser or the Company.

11.5.2	Without prejudice to any right granted herein, compensation for Losses shall be considered a reduction of the Purchase Price.

11.5.3	In the event that the Purchaser shall demand indemnification under this Agreement, the Purchaser shall notify the Sellers without undue delay, but the Purchaser’s failure to do so shall in no event preclude the Purchaser from its right to receive indemnification from the Sellers hereunder.

11.5.4	If a Loss has occurred before the applicable date referred to in Section 11.3.1 but the amount of the Loss cannot reasonably be quantified by the Purchaser, the Purchaser may nevertheless claim compensation for such Loss, subject to a quantified claim being made by the Purchaser within a reasonable time after information has been available of the amount of the Loss.

11.5.5	Each of the representations and warranties in Section 8 shall be construed as a separate representation or warranty and (save as expressly provided to the contrary in Section 8) shall not be limited or restricted by reference to or inference from the terms of any other representation or warranty.

11.5.6	The Purchaser’s entitlement to indemnification under this Agreement shall in no event be affected by the fact that the Purchaser has paid the Purchase Price, in part or in whole.

12.	Miscellaneous

12.1	Waiver

The failure of any Party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of any right hereunder, nor shall it deprive that Party of the right thereafter to insist upon the strict adherence to that term or any other terms of this Agreement.

12.2	Assignment

No Party may assign, delegate sub-contract, or otherwise transfer or pledge or grant any other security interest in or over any of its rights or obligations under this Agreement without the written consent of the other Party, except that the Purchaser may transfer or assign, in whole or in part, to one or more of its Affiliates from time to time the right to purchase all or a portion of the Shares, provided that no such transfer or assignment will relieve the Purchaser of its obligations, or affect the rights of the Purchaser, under this Agreement.

12.3	Costs

Except as otherwise expressly provided herein, the Sellers (and not the Company) and the Purchaser will each bear its own fees and expenses, including but not limited to legal fees and expenses, incurred in connection with the negotiations, preparation and execution of this Agreement and the transactions contemplated hereby.

12.4	Joint and Several Liability

Except as otherwise expressly provided herein, each of the Sellers shall be jointly and severally liable for all obligations and liabilities of the Sellers under this Agreement, provided that Losses payable by the Sellers pursuant to Section 11 shall be allocated between them in the same proportions as stated in Section 4.2.

12.5	Previous Agreements

All agreements prior to the Signing Date between the Parties regarding the subject matter hereof, whether written or oral, have been superseded and invalidated by this Agreement.

12.6	Amendments

No modifications, amendments or alterations of this Agreement may be made except in writing (containing a specific reference to this Agreement) and signed by a duly authorized officer or representative of each of the Parties to this Agreement.

12.7	Notices

Any notice, request or other communication with respect to this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, sent by reputable international overnight courier, facsimile or e-mail (with return or delivery receipt obtained) or five (5) Business Days after sent by registered or certified mail, return or delivery receipt requested, postage prepaid to the Parties at the respective addresses set forth below:

Purchaser:	SCM Microsystems, Inc., d/b/a Identive Group
Attn: Mr. Ayman S. Ashour
Fax: +49 89 9595-595544
E-mail: aashour@identive-group.com

With a copy to:	Stefan Peller, Esq.
Dreikönigstrasse 45
CH-8002 Zurich
Switzerland
Fax:+41 43 817 62 20
E-mail: s.peller@pellerlaw.ch

And to:	Michael L. Reed
Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, California 94105
Fax: 415 374-8459
E-mail:mreed@gibsondunn.com

Sellers:	Rockwest Technology Group, Inc
1432 Iron Hills Lane,
Las Vegas, NV 89134
Attn:George Levy]
Fax: 303-4779265
E-mail: [george_levy@rockwesttech.com

With a copy to:	Jeffrey T. Bedingfield
822 7th Street, Suite 760
Greeley, CO 80631
Fax: 970-352-3165
E-mail: jbedingfield@wobjlaw.com

Company or the Successor Corporation:	RockWest Technology Group Inc.
1432 Iron Hills Lane,
Las Vegas, NV 89134
Attn: George Levy
Fax: 303-4779265
E-mail: george_levy@rockwesttech.com

or to such other addresses that either one of the Parties shall specify in writing to the other Parties in accordance with the provisions of this Section 12.7. All communication between the Parties shall be in English, unless otherwise agreed.

12.8	Counterparts

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

13.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of California without giving effect to the conflict of laws provisions thereof.

14.	Dispute Resolution; Arbitration

Subject to Sections 10.9 and 10.10, any and all controversies, claims or disputes arising out of, related to, or in connection with this Agreement or the interpretation, performance or breach hereof, including, but not limited to, alleged violations of state or federal statutory or common law rights or duties, shall be finally settled by binding arbitration conducted expeditiously by one neutral, independent and disinterested arbitrator (or if the parties cannot agree upon a single arbitrator within a reasonable time, then each party shall select one neutral, independent and disinterested arbitrator and those arbitrators shall select a third (who shall be appointed as the chair of the panel) and there shall be a panel of three arbitrators) in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect. The arbitration shall occur under the auspices of the United States Arbitration Act, 9 U.S.C. §§1-6, and judgment upon the award rendered by the arbitrator(s) may be entered by any court having jurisdiction thereunder. The place of arbitration shall be Los Angeles, California and the arbitrator(s) shall apply the laws of California (without giving effect to the conflict of laws provisions thereof). Each Party shall bear its own attorneys’ and other experts’ fees and disbursements and other costs and expenses of arbitration. All expenses and fees of the arbitrators and expenses for hearing facilities and other expenses of the arbitration shall be borne equally by the Purchaser, on one hand, and the Sellers, on the other hand, unless they agree otherwise.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year first above written.

SCM Microsystems Inc. d/b/a Identive Group

By:	/s/ Ayman S. Ashour
Name:	Mr. Ayman S. Ashour
Title:	Executive Chairman
Place:	Zurich, Switzerland
Date:	March 30, 2010

/s/ George Levy		/s/ Matt McDaniel
Dr. George Levy		Mr. Matt McDaniel
Place:	Denver, Colorado	Place:	Denver, Colorado
Date:	March 30, 2010	Date:	March 30, 2010

/s/ Hugo Garcia		/s/ Stan McKinney
Mr. Hugo Garcia		Mr. Stan McKinney
Place:	Los Angeles, California	Place:	Phoenix, Arizona
Date:	March 30, 2010	Date:	March 30, 2010

GL Investments LLC

By:	/s/ George Levy
Name:	Dr. George Levy
Title:	Chief Executive Officer
Place:	Denver, Colorado
Date:	March 30, 2010

RockWest Technology Group LLC

By:	/s/ George Levy
Name:	Dr. George Levy
Title:	Chief Executive Officer
Place:	Denver, Colorado
Date:	March 30, 2010

[Signature Page to Share Purchase Agreement]

Acknowledged, assumed and agreed as the successor to the Company: Successor Corporation: Rockwest Technology Group, Inc

By:	/s/ George Levy
Name:	George Levy
Title:	CEO and Chairman of the Board
Place:	Denver, Colorado
Date:

[Signature Page to Share Purchase Agreement]